(416) 504-0525 (416) 981-7126 agivertz@paulweiss.com April 19, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Yamana Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), further to our discussions with the Staff (the “Staff”) of the Securities and Exchange Commission we hereby provide clarification with respect to the response provided in our letter dated March 8, 2013, submitted in response to the comment letter from the Staff, dated February 22, 2013, concerning the above captioned Form 40-F.  On behalf of the Company, we submit this letter based on information and instructions received from officers of the Company.

Annual Impairment Test.

Although the Company is not required to conduct a full impairment test on its exploration and evaluation assets annually, as a matter of best practice, the Company conducts a full impairment test on such assets annually which is typically undertaken in the third and fourth quarter of each year.  On an ongoing basis, the Company’s exploration and evaluation assets are assessed to determine if there are facts and circumstances that indicate the requirement of impairment testing of such assets.  The impairment test includes a review of land concessions owned and a validation of potential gold ounces acquired through business acquisitions.  This review and validation is performed by Yamana’s finance personnel in conjunction with its exploration personnel.  An external third party valuator assists the Company in the determination of underlying assumptions including a value per hectare and a value per gold ounce.

How and When Assets Get Moved from Exploration Potential to Depleting Assets.

Exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting the mineral resource is demonstrated, which occurs when a project or component of a mineral reserve or mineral resource that does not form part of the mine plan of a producing mine is considered economically feasible for development.

Development of a mining property is determined on the basis of technical feasibility of completing the development project and the Company’s ability and intention to complete the project in order to generate future economic benefits.  Costs would be capitalized until commercial production and depletion of those capitalized exploration and evaluation costs and development costs commences upon completion of commissioning of the associated project or component.

Capitalization of $210 Million of Brownfield Exploration Spent Since Acquisition.

The $210 million of brownfield exploration expenditures relates to the Company’s effort in searching and discovering mineral reserves and mineral resources in new veins or new ore bodies surrounding known deposits that do not form part of the mine plan of a producing mine and are considered separate components of a producing mine.  These brownfield expenditures are capitalized because of the Company’s historical experience of identifying additional mineral reserves and mineral resources, increasing geological information about identified mineral reserves and mineral resources and gaining future economic benefit from the veins or ore bodies.  These exploration and evaluation assets are reclassified as part of the development costs of depletable producing properties upon the determination of their technical feasibility and commercial viability and are then depleted upon completion of commissioning of such assets as part of a producing mine.

Proposed Disclosure Regarding Exploration and Evaluation Assets.

Please see the proposed revised disclosure with respect to the Company’s accounting policy on exploration and evaluation assets attached as Exhibit A hereto.  The Company notes that technical feasibility and commercial viability are not established based on a technical feasibility study alone.  A number of business considerations, including the Company’s financial and technical ability and intention to develop the new project, must also be taken into account in the process. The Company will provide such revised disclosure in its condensed consolidated interim financial statements and notes for the three months ended March 31, 2013 to be filed on Form 6-K.

Thank you for considering the foregoing clarifications.  Please direct all questions or comments regarding this letter to me at 416-504-0525 or to my colleague Christian Kurtz at 416-504-0524.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:           James Giugliano

Angela Halac

Securities and Exchange Commission

Charles Main

Sofia Tsakos

Yamana Gold Inc.

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

EXHIBIT A

Property, Plant and Equipment

Exploration and Evaluation Assets

The Company’s tangible exploration and evaluation assets are comprised of mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property’s mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized material contained in such properties. Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Exploration and evaluation expenditures incurred by the Company are capitalized at cost, if management determines that probable future economic benefits will be generated as a result of the expenditures. Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed. Costs incurred for general exploration that is either not project-specific or does not result in the acquisition of mineral properties are considered greenfield expenditures and charged to operations. Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral resources exist, are capitalized. Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, reserve/resource extension and infill drilling.

Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

Evaluation expenditures include the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

(i)            acquiring the rights to explore;

(ii)           establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;

(iii)          determining the optimal methods of extraction and metallurgical and treatment processes;

(iv)          studies related to surveying, transportation and infrastructure requirements;

(v)           permitting activities; and

(vi)          economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting the mineral resource is demonstrated, which occurs when the related project or component of a mineral reserve or mineral resource that does not form part of the mine plan of a producing mine is considered economically feasible for development. At that time, the property and the related costs are reclassified as part of the development costs of a depletable producing property and are capitalized until the assets are determined to be impaired. Depletion or depreciation of those capitalized exploration and evaluation costs and development costs commences upon completion of commissioning of the associated project or component. Reclassification or transfer of carrying amounts of mineral resources and exploration potential is the result of the conversion of the categories of mining properties upon technical feasibility and commercial viability of extracting the mineral resources being demonstrated.

The Company reviews and evaluates its exploration and evaluation assets for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Refer to (i) “Impairment of Assets and Goodwill” for detail of the policy. An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.